# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GMR Solutions Inc., CIK 0001898718
CUSIP: 38013D106
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4400 Hwy 121, Suite 700, Lewisville, Texas (TX), 75056
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002134152

## Reporting persons
- Pegasus Aggregator Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 168,027,379.17; shared voting power 0; sole dispositive power 168,027,379.17; shared dispositive power 0; aggregate amount beneficially owned 168,027,379.17 (81.1% of the class)
- Pegasus Aggregator Parent LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 168,027,379.17; shared voting power 0; sole dispositive power 168,027,379.17; shared dispositive power 0; aggregate amount beneficially owned 168,027,379.17 (81.1% of the class)
- KKR GMR Consolidated Aggregator LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 168,027,379.17; shared voting power 0; sole dispositive power 168,027,379.17; shared dispositive power 0; aggregate amount beneficially owned 168,027,379.17 (81.1% of the class)
- KKR North America Fund XI (AMG) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 168,027,379.17; shared voting power 0; sole dispositive power 168,027,379.17; shared dispositive power 0; aggregate amount beneficially owned 168,027,379.17 (81.1% of the class)
- KKR AMG Managing Member LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 168,027,379.17; shared voting power 0; sole dispositive power 168,027,379.17; shared dispositive power 0; aggregate amount beneficially owned 168,027,379.17 (81.1% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,027,379.17; sole dispositive power 0; shared dispositive power 168,027,379.17; aggregate amount beneficially owned 168,027,379.17 (81.1% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 168,027,379.17; sole dispositive power 0; shared dispositive power 168,027,379.17; aggregate amount beneficially owned 168,027,379.17 (81.1% of the class)

## Item 1. Issuer
Name of issuer: GMR Solutions Inc.
Address of issuer's principal executive offices: 4400 Hwy 121, Suite 700, Lewisville, TX 75056

## Item 2. Person Filing
Name of person filing:
Each of the persons listed below under Item 2 (each, a "Reporting Person" and, collectively, the "Reporting Persons"), have agreed to file one statement with respect to their beneficial ownership of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of GMR Solutions Inc. (the "Issuer").

(i) Pegasus Aggregator Holdco LLC
(ii) Pegasus Aggregator Parent LLC
(iii) KKR GMR Consolidated Aggregator LLC
(iv) KKR North America Fund XI (AMG) LLC
(v) KKR AMG Managing Member LLC
(vi) Henry R. Kravis
(vii) George R. Roberts
Address of principal business office or, if none, residence:
The principal business office for all persons filing (other than Mr. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2026, Reporting Persons may be deemed to beneficially own an aggregate of 168,027,379.1707 shares of Class A Common Stock representing approximately 81.1% of the outstanding shares of Class A Common Stock of the Issuer calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The Reporting Persons' beneficial ownership consists of: (i) 14,785,611 shares of Class A Common Stock held directly by Pegasus Aggregator Holdco LLC and (ii) an aggregate of 153,241,768.1707 warrants to purchase Class A Common Stock directly held by Pegasus Aggregator Holdco LLC, exercisable into an equal number of shares of Class A Common Stock (the "Warrants"). Excluded from beneficial ownership is an aggregate of 5,015,666.5746 warrants to purchase Class B common stock ("Class B Common Stock") of the Issuer. Each share of Class B Common Stock will automatically convert into one share of Issuer Class A Common Stock upon the sale or other transfer by the holder thereof to a person other than a permitted transferee. Each share of Class B Common Stock is non-voting, except as may be required by law or otherwise provided by the Issuer's certificate of incorporation.

Calculation of beneficial ownership is based on 54,011,711 shares of Class A Common Stock outstanding as of June 1, 2026 as disclosed in the Quarterly Report on Form 10-Q filed by Isser with the Securities and Exchange Commission on June 2, 2026 and assumes the exercise of all of the Warrants beneficially held by Reporting Persons.

Each of Pegasus Aggregator Parent LLC (as the sole member of Pegasus Aggregator Holdco LLC), KKR GMR Consolidated Aggregator LLC (as the sole member of Pegasus Aggregator Parent LLC), KKR North America Fund XI (AMG) LLC (as the managing member of KKR GMR Consolidated Aggregator LLC), KKR AMG Managing Member LLC (as the managing member of KKR North America Fund XI (AMG) LLC) and Messrs. Henry R. Kravis and George R. Roberts (as the sole members of KKR AMG Managing Member LLC) may be deemed to be the beneficial owners of the securities directly held by Pegasus Aggregator Holdco LLC but disclaim beneficial ownership of such securities.

A minority third-party investor in Pegasus Aggregator Holdco LLC has the right, exercisable beginning 18 months from the closing of the Issuer's initial public offering, to request the sale of up to 9,935,455.54 shares of Class A Common Stock underlying warrants held by Pegasus Aggregator Holdco LLC. The Reporting Persons have voting and dispositive power over these shares, subject to customary protections for a minority holder.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99. 1 Joint Filing Agreement
99. 2 Powers of Attorney

## Signatures
- Pegasus Aggregator Holdco LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/14/2026)
- Pegasus Aggregator Parent LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/14/2026)
- KKR GMR Consolidated Aggregator LLC: By: KKR North America Fund XI (AMG) LLC, its managing member By: KKR AMG Managing Member LLC, its managing member /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/14/2026)
- KKR North America Fund XI (AMG) LLC: By: KKR AMG Managing Member LLC, its managing member /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/14/2026)
- KKR AMG Managing Member LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/14/2026)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/14/2026)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/14/2026)